Exhibit 99.1

2018-07-31

PRESS RELEASE

Change in the number of shares and votes in Oasmia Pharmaceutical AB (publ)

Uppsala, Sweden, July 31, 2018 – Oasmia Pharmaceutical AB (publ) (”Oasmia”) on the 29 November 2017 issued a convertible loan with a total nominal amount of MSEK 28. In total MSEK 9 of the convertible loan have during July, at the request of convertible loan holders, been converted into shares. As a consequence, the total number of shares and votes in the Company have increased with 2,903,224 shares and votes. The share capital has increased with SEK 290,322.40.

As of 31 July 2018, the total number of shares and votes in Oasmia are 179,309,596 shares and votes. As per the same date, the share capital is SEK 17,930,959.60.

Notes to editors:

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information is such that Oasmia Pharmaceutical AB (publ) is obliged to disclose pursuant to the Swedish Financial Instruments Trading Act. The information was submitted for publication, through the agency of the contact person set out above, at 10.05 pm CET on 31 July 2018.